UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                               SCHEDULE 13D/A-1

                   Under the Securities Exchange Act of 1934



                            Phone1Globalwide Inc.
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                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)


                                 719208 10 0
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                                (CUSIP Number)


                                 Oliverio Lew
                              Proskauer Rose LLP
                                1585 Broadway
                           New York, New York 10036
                                (212) 969-3000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                                April 8, 2005
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           (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D
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CUSIP No.                   719208100                 Page 2 of 5 Pages
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               NAME OF REPORTING PERSONS  GNB Sudameris
               Bank, S.A.

               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               N/A
      1
-------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A
               GROUP

      2                (a) |_|(b) : x
-------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------
               SOURCE OF
               FUNDS
      4        N/A
-------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(D) OR
      5        2(E) |_|
-------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
               Republic of Panama
      6
-------------------------------------------------------------
NUMBER OF             SOLE VOTING POWER                -0-
SHARES           7
BENEFICIALLY   ----------------------------------------------
OWNED BY
EACH             8    SHARED VOTING POWER              -0-
REPORTING      ----------------------------------------------
PERSON WITH
                 9    SOLE DISPOSITIVE POWER           -0-
               ----------------------------------------------

                10    SHARED DISPOSITIVE POWER         -0-
-------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
      11                                               -0-
-------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (11) EXCLUDES CERTAIN
               SHARES                                 |_|
      12
-------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      13       ROW (11)  0%
-------------------------------------------------------------

      14       TYPE OF REPORTING PERSON              BK
-------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP                   719208100                             Page 3 of 5 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS  Metro Marketing Co.,
       Limited (1)

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) |_|   (b) : x
-------------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       N/A
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION  Isle of Man
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                -0-
    SHARES
 BENEFICIALLY   ---------------------------------------------------------------
   OWNED BY
     EACH         8 SHARED VOTING POWER                 -0-(1)
   REPORTING
  PERSON WITH   ---------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER           -0-
                ---------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER          -0-(1)

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  -0- (1)
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES        |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)      0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON              CO
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(1) Metro Marketing Co., Limited owns all of the outstanding capital stock of
GNB Sudameris Bank, S.A.

                                                              Page 4 of 5 Pages

    [EXPLANATORY  NOTE:  This  Schedule  13D/A-1  amends  Items  5 and 7 of the
    Schedule 13D filed on October 12, 2004]

Item 5.     Interest in Securities of the Issuer

(a) On April 8, 2005 GNB Sudameris Bank, S.A. ("GNB") sold all the securities of the Issuer beneficially owned by it to Hispanic Telecommunications Holding S.A. ("Hispanic") pursuant to a Stock Purchase Agreement between GNB and Hispanic, dated April 8, 2005.
(b)   Not applicable.
(c) During the past 60 days, the Reporting Persons have not acquired any Common Stock of the Issuer, other than pursuant to the Stock Purchase Agreement described in subsection (a) above.
(d)   Not applicable.
(e)   Not applicable.

Item 7.     Material to Be Filed as Exhibits

(a) Stock Purchase Agreement dated April 8, 2005 between GNB Sudameris Bank, S.A. and Hispanic Telecommunications Holding S.A.

                                                             Page 5 of 5 Pages

                                       Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2005                   GNB SUDAMERIS BANK, S.A.



                                      By: /s/ Camilo Verastegvi
                                          -------------------------------------
                                          Name:  Camilo Verastegvi
                                          Title: General Manager

                                      METRO MARKETING CO. LIMITED


                                      By: /s/ Colin Duport Ferbrache
                                         -------------------------------------
                                         Name:  Colin Duport Ferbrache
                                         Title: Director